UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

On Track Innovations Ltd.

File No. 000-49877 - CF#27739

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On Track Innovations Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 30, 2011, as amended.

Based on representations by On Track Innovations Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.10	through November 25, 2013
Exhibit 4.11	through December 31, 2014
Exhibit 4.13	through December 9, 2013
Exhibit 4.14	through November 11, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel